P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

03 SEP 15 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

[redacted]

03032030

82-2083

22 August 2003

SUPPL

Dear Sirs

P&O PRE-CLOSE PERIOD STATEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

enc

dlw 9/16

P&O

News Release

22 August 2003

P&O RESPONSE TO OFT's DECISIONS ON IRISH SEA OPERATIONS

P&O welcomes today's announcement from the Office of Fair Trading (OFT) that it has cleared the Group's proposed transaction with Stena AB with regard to the Port of Cairnryan joint venture.

P&O also notes the announcement from the OFT that it has decided to refer the Group's proposed transaction with Stena AB with regard to its ferry operations on the Irish Sea. P&O will be studying the terms of the OFT's decision and is confident of presenting a strong case to the Competition Commission.

Further information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

Notes to editors:

1. On 27 May 2003, P&O and Stena AB announced that they had signed a Memorandum of Understanding (MOU) concerning Stena's proposed acquisition of a significant part of P&O's ferry operations on the Irish Sea. The MOU also provided for the transfer of Stena's Stranraer port operations to Cairnryan, with Stena and P&O each taking a 50% shareholding in a new company to develop the port.

2. The proposals remain subject to contract, employee consultation and regulatory clearance with the Irish, as well as the UK, competition authorities.

(ends)